Press Release

Investor Relations Contact:
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte Board Authorizes $20 Million Increase
to Share Repurchase Program

Latest authorization reflects continued execution of disciplined capital allocation

HERZLIYA, Israel, March 3, 2026 - Cognyte Software Ltd. (NASDAQ: CGNT), a global leader in software-driven technology for investigative analytics, today announced that its board of directors has approved a $20 million increase to the Company’s existing share repurchase program.

This authorization represents the Company’s third $20 million repurchase approval since launching its program in November 2024. The newly approved increase brings the total authorized for share repurchases to $40 million and reflects the board’s ongoing commitment to disciplined capital allocation and long-term shareholder value creation.

This authorization is in addition to the Company’s existing $20 million share repurchase authorization, of which approximately $8.9 million had been utilized prior to this authorization. The board and management remain committed to delivering long-term shareholder value, supported by the Company’s strong balance sheet, consistent cash generation and confidence in its growth prospects.

The Company may repurchase its ordinary shares from time to time through open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its shares under this authorization. The repurchase program does not obligate the Company to acquire any particular number of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. Repurchases under the additional repurchase program may begin after the conclusion of a 30-day period for creditors of the Company to object to the Company’s intent to effect a deemed distribution by way of repurchase in accordance with the Israeli Companies Regulations (Relief for Public Companies Whose Securities are Traded on Stock Exchanges Outside of Israel), 5760-2000 and the Israeli Companies Regulations (Approval of Distribution), 5761–2001. The timing, number and value of shares to be repurchased will depend on the market price of the Company’s ordinary shares, general market and economic conditions, and other factors. The Company expects to fund repurchases with cash on its balance sheet and ongoing cash flow generation. Any shares acquired will be available for general corporate purposes.

About Cognyte Software Ltd.

Cognyte is a leading software-driven technology company, focused on solutions for data processing and investigative analytics that allow customers to generate Actionable Intelligence for a Safer World™. Cognyte’s solutions empower law enforcement, national security, national and military intelligence agencies, and other organizations to navigate an increasingly complex threat landscape. With offerings that leverage state-of-the-art technology, including Artificial Intelligence (AI), big data analytics and advanced machine learning, Cognyte helps customers make smarter, faster decisions with their data for the best possible outcomes. Hundreds of customers rely on Cognyte’s investigative analytics solutions to uncover critical insights from past events and anticipate emerging threats. By harnessing AI-driven intelligence, Cognyte accelerates investigations with exceptional speed and accuracy while enabling customers to better investigate, anticipate, predict and mitigate risks with greater precision. Learn more at www.cognyte.com.

Cautionary Statement Regarding Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such statements are identified by use of the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “should,” “views,” and similar expressions.

Any forward-looking statements contained herein are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including, but not limited to, Cognyte’s ability to achieve its financial and business plans, goals and objectives and drive shareholder value, including with respect to its ability to successfully implement its strategy, and other risk factors discussed from time to time in Cognyte’s filings with the SEC, including those factors discussed under the caption “Risk Factors” in its most recent annual report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on April 2, 2025, and in subsequent reports filed with or furnished to the SEC. Cognyte assumes no obligation and does not intend to update these forward-looking statements, except as required by law, to reflect events or circumstances occurring after today’s date.

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